Capital Southwest Corporation
5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, TX 75240

December 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E,
Washington, D.C. 20549-0506

    Re: Capital Southwest Corporation - Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

    On behalf of Capital Southwest Corporation (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, is a copy of the following materials:

1.A Certificate of the Secretary of the Company, which attaches a copy of the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid; and

2.A copy of the Fidelity Bond covering the Company.

    If you have any questions regarding this submission, please do not hesitate to call me at (214) 238-5700.

                                    Very truly yours,

                                    /s/ Michael S. Sarner
                                    Michael S. Sarner
                                    Chief Financial Officer, Chief Compliance
                                     Officer, Secretary and Treasurer